UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

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SILK ROAD MEDICAL, INC.

(Exact name of registrant as specified in its charter)

____________________________

Delaware	001-38847	20-8777622
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

1213 Innsbruck Drive

Sunnyvale, California 94089

(Address of principal executive office) (Zip code)

Kevin M.  Klemz

Executive Vice President, Chief Legal Officer and Secretary

(408) 720-9002

(Name and telephone number, including area code, of the person to contact in connection with this report)

____________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Silk Road Medical, Inc. (“we” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3T&G Minerals”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3T&G Minerals originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products we manufacture or contract to manufacture and if any of such 3T&G Minerals are necessary to the functionality or production of such products.

Item 1.01.      Conflict Minerals Disclosure and Report

Company Overview

Silk Road Medical, Inc. is a medical device company headquartered in Sunnyvale, California with operations in California and Minnesota. We have pioneered a relatively new, minimally-invasive approach for the treatment of carotid artery disease called transcarotid artery revascularization, or TCAR, which we seek to establish as the standard of care.  Our procedure is designed to provide direct access to the carotid artery, effective reduction in stroke risk throughout the procedure, and long-term restraint of carotid plaque.  Our portfolio of TCAR products includes the ENROUTE Neuroprotection System (“ENROUTE NPS”), ENROUTE Stent, ENHANCE peripheral access kit, ENROUTE guidewire and ENROUTE Enflate Transcarotid RX Balloon Dilatation Catheter. These products, excluding our ENROUTE Stent, include components that contain 3T&G Minerals, which subject us to the reporting obligations under the Rule.

Our ENROUTE NPS is manufactured at our manufacturing facilities in Sunnyvale, California and Plymouth, Minnesota and our other products are purchased from third party contract manufacturers. We do not purchase 3T&G Minerals from mines and instead rely on a small number of suppliers who provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry (“RCOI”) for the minerals contained in the materials which they supply to us.

We are committed to conducting our business with respect for human rights and in compliance with applicable laws. We have established a program that is in alignment with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.  We encourage our suppliers to adopt similar policies and management systems with respect to conflict minerals and to drive those efforts throughout their supply chain.

Description of the Company’s Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted a RCOI with our suppliers for the reporting period from January 1, 2022 to December 31, 2022 to determine whether 3T&G Minerals were contained in the components we purchase from our suppliers and to determine whether 3T&G Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.    The following steps were performed as part of our RCOI:

•	We obtained a copy of each supplier’s conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3T&G Minerals;

•

We requested a completed Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) from each supplier, which asks for the disclosure of specified information regarding the inclusion of 3T&G Minerals in the products supplied to us and the country of origin thereof. The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. Each CMRT received was evaluated for consistency, completeness, and accuracy.

•	Where further inquiry was needed, we reviewed information available from other public sources regarding the use and country of origin of 3T&G Minerals in a supplier’s products.

Determination

Based on the responses we received from our suppliers, we determined that 3T&G Minerals present in certain of our products may have originated in Covered Countries and may not be from scrap or recycled sources. We have elected not to file disclosure under Item 1.01(c) of Form SD in accordance with April 2017 Guidance.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available at https://investors.silkroadmed.com/corporate-governance as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02.      Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01.      Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01.      Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILK ROAD MEDICAL, INC.

Date: May 30, 2023	By:	/s/ Kevin M. Klemz
Kevin M. Klemz
Executive Vice President, Chief Legal Officer and Secretary